Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations attributable to common shareholders	$387,380	$328,110	$324,688	$236,839	$259,871
Income taxes	237,317	183,604	160,869	138,551	95,231
Fixed charges	219,437	246,462	248,664	241,807	224,760
Total earnings	$844,134	$758,176	$734,221	$617,197	$579,862

Fixed Charges:
Interest expense	$214,616	$241,995	$244,174	$237,766	$220,223
Estimated interest portion of annual rents	4,821	4,467	4,490	4,041	4,537
Total fixed charges	$219,437	$246,462	$248,664	$241,807	$224,760

Ratio of Earnings to Fixed Charges (rounded down)	3.84	3.07	2.95	2.55	2.57